UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENB Financial Corp
(Name of Issuer)

Common stock, $0.20 par value
(Title of Class of Securities)

26874L101

(CUSIP Number)

Barry W. Harting, Sr. Vice President, The Ephrata National Bank,
31 East Main Street, Ephrata, PA17522, (717) 733-4181
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 26874L101

1.	NAME OF REPORTING PERSON

Robert C. Wenger

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)___
(b)_X_

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ____

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ____

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14.	TYPE OF REPORTING PERSON*: IN

CUSIP Number: 26874L101

1.	NAME OF REPORTING PERSON

Carolyn C. Wenger

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)___
(b)_X_

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ____

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 5,000
8. SHARED VOTING POWER 108,333
9. SOLE DISPOSITIVE POWER 5,000
10. SHARED DISPOSITIVE POWER 108,333

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 113,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ____

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.99%

14.	TYPE OF REPORTING PERSON*: IN

CUSIP Number: 26874L101

1.	NAME OF REPORTING PERSON

Robert C. Wenger Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)___
(b)___

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ____

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Commonwealth of Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ____

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%

14.	TYPE OF REPORTING PERSON*: OO

This Amendment No. 1 amends and restates Items 3 and 5 of the Schedule 13D filed by Robert C. Wenger, Carolyn C. Wenger, and the Robert C. Wenger Trust (the “Reporting Persons”) with the Securities and Exchange Commission on July 1, 2008, with respect to the common stock, par value $0.20 per share (the “Common Stock”) of ENB Financial Corp (the “Issuer”). Information contained in the Schedule 13D, as amended, remains effective except to the extent it is amended, restated, supplemented, or superseded by information contained in this Schedule 13D/A.

Item 3

The Issuer issued the Reporting Persons 255,203 of its shares in exchange for 255,203 of The Ephrata National Bank shares pursuant to the reorganization of the Issuer as the bank holding company for The Ephrata National Bank. Under the Agreement and Plan of Reorganization and Agreement and Plan of Merger, dated January 14, 2008, each outstanding share of The Ephrata National Bank was exchanged for one share of the Issuer. The Reporting Persons acquired all of their shares in the Issuer by virtue of this transaction.

On October 3, 2008, Mr. Wenger passed away, and the 205,203 shares in the Issuer which he personally owned or were held in the Robert C. Wenger Trust were distributed from his estate to the Carolyn C. Wenger Marital Trust (the “Marital Trust”) and the Wenger Trust which is operated exclusively for charitable purposes and qualifies as an exempt organization under 501(c)(3) of the Internal Revenue Code (the “Charitable Trust”) pursuant to Mr. Wenger’s will and trust agreement on August 17, 2009. Ms. Wenger is the beneficiary of the Marital Trust which holds 108,333 shares of the Issuer, and various community organizations are the beneficiaries of the Charitable Trust which holds 141,870 shares of the Issuer.

Item 5

a.
Carolyn C. Wenger owns 113,333 shares of the Issuer comprising 3.99% of the Issuer’s issued and outstanding common stock, and Robert Wenger and the Robert C. Wenger Trust no longer hold shares of the Issuer’s common stock.

b.

	Robert C. Wenger	Carolyn C. Wenger	Robert C. Wenger Trust
Sole Voting Power	0	5,000	0
Shared Voting Power	0	108,333 with Marital Trust	0
Sole Dispositive Power	0	5,000	0
Shared Dispositive Power	0	108,333 with Marital Trust	0
Percent of Issuer’s Common Stock	0%	3.99%	0%

c.	The Reporting Persons acquired the Common Stock as a result of the transaction discussed in Item 3 above.

d.	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

e.
Robert C. Wenger ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on October 3, 2008, and Carolyn C. Wenger and the Robert C. Wenger Trust ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on August 17, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: February 12, 2010

/s/ Barbara L. Bauder, Trust Administrator Ephrata National Bank, Authorized representative for Robert C. Wenger
/s/ Carolyn C. Wenger Carolyn C. Wenger Robert C. Wenger Trust /s/William Barnett, Vice President By: Ephrata National Bank, Trustee